Exhibit 23.4
CONSENT OF INDEPENDENT AUDITORS
We consent to the use in this Post-Effective Amendment No. 4 to Registration Statement No. 333-121094 of our reports dated March 23, 2006, relating to the statements of revenues and certain operating expenses for the ST Crossville property, the MT Denver property, the MT Spring property and the MF Chandler property and our report dated June 23, 2006 relating to the statement of revenues and certain expenses for the WT Arnold property, (which reports on the statements of revenues and certain operating expenses express an unqualified opinions and include explanatory paragraphs referring to the purpose of the statements), all appearing in the Registration Statement and to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche, LLP
Phoenix, Arizona
June 23, 2006